Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 2, 2021 DATE AND TIME: On August 2, 2021, at noon. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Once the meeting started, the Board members examined the financial statements for the period from January to June 2021, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors. After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. –Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange. 2. Subsequently, subject to approval of the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the Company’s Bylaws, the Board members resolved on the payment of interest on capital to stockholders, in the amount of R$0.10384 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.088264 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding. Such payment will be made up on August 26, 2021, with calculation based on the final stockholding position recorded on August 13, 2021, with shares traded “ex-rights” as from August 16, 2021. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (State of São Paulo), August 2, 2021. (undersigned) Pedro Moreira Salles e Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher; Fábio Colletti Barbosa, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence